03 May 2002

02 MAY 10 AM 10: 18

02034124

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

BI-BI

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

PROCESSED MAY 29 2002 THOMSON FINANCIAL

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Resignation of Internal Audit Director and Appointment of Internal Audit Manager

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

dlw 5/21

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

RESIGNATION OF INTERNAL AUDIT DIRECTOR AND APPOINTMENT OF INTERNAL AUDIT MANAGER

Further to the Company's announcement on 8 February 2002 "Notification Pursuant to Clause 902(3)(C) of the Listing Manual", the Board of Directors wishes to announce that Ms Cheng Wen Chyi has resigned as the Internal Audit Director of the Want Want Group with effect from 30 April 2002.

With effect from 1 May 2002, Ms Teng Hui Qin has been appointed as the Internal Audit Manager of the Want Want Group.

Submitted by Adams Lin Feng I, Group Vice President and Director on 02/05/2002 to the SGX